EXHIBIT 99.1


                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company
Cambridge Antibody Technology


2) Name of director
Peter Chambre


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Spouse


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Sarah Frances Elizabeth Chambre (spouse)


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) Spouse


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Market purchase of 3,000 shares


7) Number of shares/amount of
stock acquired
3,000


8) Percentage of issued class
0.01%


9) Number of shares/amount
of stock disposed
Nil


10) Percentage of issued class
Nil


11) Class of security
Ordinary 10p shares


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12) Price per share
(pound)7.20


13) Date of transaction
4 September 2002


14) Date company informed
4 September 2002


15) Total holding following this notification
3,000


16) Total percentage holding of issued class following this notification
0.01%


If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries
Diane Mellett 01763 263233

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25) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

Date of Notification 4 September 2002